UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 65712 / November 9, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14579

In the Matter of   :
                                                          :
AAMPRO GROUP, INC.   :
  (N/K/A FIRST CAPITAL TRUST, INC.),   :   ORDER MAKING FINDINGS AND
ADAGIO ACQUISITION I, INC.,   :   REVOKING REGISTRATIONS BY
ADAGIO ACQUISITION II, INC.,   :   DEFAULT AS TO SIX
ADAGIO ACQUISITION III, INC.,   :   RESPONDENTS
BEACONSFIELD II, INC.,   :
BEACONSFIELD III, INC., and   :
BOSTON COMMUNICATIONS GROUP, INC.   :
  (N/K/A XIUS HOLDING CORP.)   :

        The Securities and Exchange Commission (Commission) issued an Order Instituting
Proceedings (OIP) on October 6, 2011, pursuant to Section 12(j) of the Securities Exchange Act
of 1934 (Exchange Act). The Office of the Secretary and the Division of Enforcement have
provided evidence that Respondents Aampro Group, Inc. (n/k/a First Capital Trust, Inc.)
(Aampro Group), Adagio Acquisition I, Inc. (Adagio Acquisition I), Adagio Acquisition II, Inc.
(Adagio Acquisition II), Adagio Acquisition III, Inc. (Adagio Acquisition III), Beaconsfield II,
Inc. (Beaconsfield II), and Beaconsfield III, Inc. (Beaconsfield III), (collectively, Respondents)[1]
were served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) by October 13, 2011.
Respondents' Answers were due on October 26, 2011. See OIP at 3; 17 C.F.R. §§ 201.160(b),
.220(b).

        On October 27, 2011, Respondents were ordered to show cause, by November 7, 2011,
why the registration of their securities should not be revoked by default. See 17 C.F.R. §§
201.155(a), .220(f). As of today, Respondents have not filed Answers with the Office of the
Secretary, nor have they shown cause why they should not be defaulted. Accordingly, as
authorized by Commission Rule of Practice 155(a), I find the following allegations to be true.

---

[1] The proceeding has ended as to Respondent Boston Communications Group, Inc. (n/k/a Xius
Holding Corp.). See Aampro Group, Inc. (n/k/a First Capital Trust, Inc.), Exchange Act Release
No. 65638 (Oct. 27, 2011).

Aampro Group (CIK No. 1116139) is a revoked Nevada corporation located in Peapack, New Jersey, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Aampro Group is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2007, which reported a net loss of over $385,000 for the prior six months. As of October 3, 2011, the company's stock (symbol "APGO") was traded on the over-the-counter markets.

Adagio Acquisition I (CIK No. 1328999) is a void Delaware corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Adagio Acquisition I is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2006, which reported a net loss of over $31,000 for the prior nine months.

Adagio Acquisition II (CIK No. 1329000) is a void Delaware corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Adagio Acquisition II is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2006, which reported a net loss of over $23,000 for the prior nine months.

Adagio Acquisition III (CIK No. 1329001) is a void Delaware corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Adagio Acquisition III is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2006, which reported a net loss of over $23,000 for the prior nine months.

Beaconsfield II (CIK No. 1323924) is a void Delaware corporation located in Buffalo, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Beaconsfield II is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2006, which reported a net loss of over $7,000 for the prior three months.

Beaconsfield III (CIK No. 1323925) is a void Delaware corporation located in Buffalo, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Beaconsfield III is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2006, which reported a net loss of over $7,000 for the prior three months. The company's stock is not publicly quoted or traded.

In addition to repeated failures to file timely periodic reports, Respondents have failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, -13.

As a result of the foregoing, Respondents failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Respondents.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Aampro Group, Inc. (n/k/a First Capital Trust, Inc.), Adagio Acquisition I, Inc., Adagio Acquisition II, Inc., Adagio Acquisition III, Inc., Beaconsfield II, Inc., and Beaconsfield III, Inc., is hereby REVOKED.

_____
Cameron Elliot
Administrative Law Judge